Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 5, 2011

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 3.150% Senior Notes Due October 15, 2021

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	October 5, 2011
Settlement Date (T+3):	October 11, 2011
Maturity Date:	October 15, 2021
Benchmark Treasury:	2.125% due 8/15/2021
Benchmark Treasury Yield
and Price:	1.903%, 101-31+
Spread to Treasury:	130 basis points
Reoffer Yield:	3.203%
Coupon:	3.150%
Coupon Payment Dates:	Semi-annually on April 15 and October 15, commencing on April 15, 2012 and ending on the maturity date
Day Count:	30 / 360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Provision:	N/A
Price to Public:	99.549%
Gross Spread:	0.475%
Net Proceeds (%):	99.074%
Net Proceeds ($):	$495,370,000
CUSIP:	24422ERH4
Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll- free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the SEC.  Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of the notes in the United States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with applicable securities laws and regulations and the rules of FINRA.

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